UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission file number 1-10888

TOTAL FINANCE USA, INC.

EMPLOYEE SAVINGS PLAN

800 Gessner, Suite 700 Houston, Texas 77024

TOTAL S.A.

2 place de la Coupole

La Defense 6

92400 Courbevoie France

Paris France

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Supplemental schedules, other than those listed above, are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

The Administrative Committee

TOTAL Finance USA, Inc. Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the TOTAL Finance USA, Inc. Employee Savings Plan (the Plan) as of December 31, 2006 and 2005 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
KPMG LLP

Houston, Texas

June 27, 2007

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets:
Investments, at fair value	$60,911,324	$65,069,816

Receivables:
Employee contributions	82,188	100,827
Company contributions	48,339	60,783

Total receivables	130,527	161,610

Net assets available for benefits, at fair value	61,041,851	65,231,426
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	111,228	158,211

Net Assets available for benefits	$61,153,079	$65,389,637

See accompanying notes to financial statements.

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2006 and 2005

	2006	2005
Contributions:
Employee	$2,289,206	$2,637,625
Company	1,333,068	1,618,710
Rollover	34,276	73,263

Total contributions	3,656,550	4,329,598

Investment income:
Loan interest	49,646	55,375
Interest	698,796	670,636
Dividends	3,840,079	2,527,530
Net appreciation (depreciation) in fair value of mutual funds	446,562	(320,230)
Net appreciation in fair value of TOTAL S.A. ADS	1,387,612	1,621,000

Total investment income	6,422,695	4,554,311

Payments to participants	14,313,688	9,827,862
Administrative expenses	2,115	3,980

Net decrease in net assets	(4,236,558)	(947,933)

Net assets available for benefits, beginning of year	65,389,637	66,337,570

Net assets available for benefits, end of year	$61,153,079	$65,389,637

See accompanying notes to financial statements.

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Description of the Plan

The following description of the TOTAL Finance USA, Inc. Employee Savings Plan (the Plan), provides only general information. Participants should refer to the Plan document as amended for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan in which all employees of TOTAL Finance USA, Inc. (the Company) and certain of its affiliates are eligible to participate.

Regular, full-time employees are eligible to participate in the Plan on their date of hire unless they are covered under a collective bargaining agreement which does not provide for participation in the Plan. Temporary and part-time employees are eligible to participate in the Plan upon the completion of 1,000 hours of service in the first 12-month period of employment or any calendar year following their date of employment.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code). The Plan is administered by the Company and advised by a committee whose members are appointed by the Company’s board of directors (the Administrative Committee). The assets of the Plan are held and invested by Fidelity Management Trust Company (Fidelity or Trustee) who also serves as the Plan’s trustee.

(b)	Contributions and Vesting

Employees electing to participate may contribute from 1% to 75% of eligible compensation, as defined in the Plan document, to the Plan on a pretax basis, an after-tax basis, or combination thereof. The Company will make a matching contribution of up to 6% of the employee’s salary. The Company’s contributions vest 20% for each year of service.

Effective June 21, 2005, the Company amended the Plan to fully vest certain participants who are involuntarily terminated as a result of the reorganization of a participating affiliate.

Participants who are age 50 or older before the close of the plan year may elect to make a catch-up contribution, subject to certain limitations under the IRC ($5,000 per participant in 2006 and $4,000 per participant in 2005). The Company does not match employee catch-up contributions.

Employee and Company contributions, as described, are subject to various limitations imposed by the Code. Under the terms of the Plan, employee pretax contributions are limited to amounts provided under Sections 402(g) of the Code.

Eligible participants may also elect to rollover distributions from a former employer’s qualified retirement plan or from a conduit individual retirement account.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company matching contributions, and an allocation of Plan earnings or losses, net of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Payment of Benefits and Forfeitures

Distributions are made in a lump sum or for balances greater than $5,000 in installment payments as elected by the participant after termination of employment. Effective March 28, 2005, the Plan requires automatic distribution of participant accounts upon termination without the participant’s consent, of amounts less than $5,000. In the event the distribution is greater than $1,000 and the participant has failed to make a distribution election, the Plan will pay the distribution to an individual retirement account for the benefit of the participant designated by the Plan Administrator. Amounts less than $1,000 will be distributed directly to participants upon termination.

Distributions from the participant’s account invested in TOTAL S.A. American Depositary Shares (TOTAL S.A. ADS), are made in cash, unless the participant elects to receive the distribution in-kind with the value of fractional shares paid in cash.

While employed, a participant may make withdrawals from his or her Company or employee contribution accounts (as allowed under Internal Revenue Service (IRS) regulations) subject to certain restrictions as described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates financial hardship.

When a participant terminates employment, he or she is entitled to withdraw his or her total vested account balance. A participant’s nonvested percentage of the Company’s matching contribution shall become a forfeiture upon a participant’s termination of employment for reasons other than retirement, death, or permanent disability. Forfeitures are used to reduce the Company’s matching contributions for the Plan year. Forfeitures available to offset future Company contributions were $346,673 and $299,774 at December 31, 2006 and 2005, respectively.

(e)	Expenses

For the years ended December 31, 2006 and 2005, the Company paid all plan expenses except for loan fees and certain other participant transaction fees.

(f)	Participant Loans

A participant may obtain loans from the Plan secured by the pledge of the participant’s account balance. Loans are to be greater than $1,000 and may not exceed the lesser of $50,000, less the participant’s highest outstanding loan balance during the preceding 12 months, or 50% of the participant’s vested account balance in the Plan. Loans bear interest at two percentage points above the five-year U.S. treasury note rate or the standard lending rate for twenty-year, fixed-rate home mortgage loans if the loan is to acquire the principal residence of the participant (home loans). Interest rates range from 4.6% to 10.5% at December 31, 2006 and December 31, 2005. Home loans can be repaid at terms up to twenty years; other loans have terms of five years. Maturity dates at December 31, 2006 range from February 2007 to March 2024.

(g)	Investment Options

Participants may allocate their contributions (in multiples of 1%) and those of the Company among multiple mutual funds, a common/collective trust fund (the Fidelity Managed Income Portfolio) and TOTAL S.A. ADS.

Employees may change their contribution allocation between investment options for future contributions and transfer prior contributions and associated earnings between investment options subject to certain restrictions set forth in the Plan.

During 2005, the Dreyfus Founders Balanced Fund, Fidelity Aggressive Growth Fund and Fidelity Overseas Fund were removed and the following funds were added as investment options: Baron Growth Fund, American Balanced Fund, Morgan Stanley International Equity Portfolio, Pimco Total Return Fund, Lazard Emerging Markets Portfolio, Calamos Growth Fund, JPMorgan Mid Cap Value Fund, Goldman Sachs Small Cap Value Fund, American Beacon Large Cap Value Fund, Fidelity International Discovery Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2015 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2025 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2035 Fund, and Fidelity Freedom 2040 Fund.

(h)	Plan Termination

Upon termination of the Plan, each participant would immediately become fully vested in his or her contributions, and the total amount in each participant’s account would be distributed to such participant. The rights of affected participants to their accounts as of the date of termination shall be nonforfeitable.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b)	New Accounting Pronouncement

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and Statement of Position No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP). The FSP requires that the statement of net assets available for benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the statements of net assets available for benefits.

(c)	Valuation of Investments

Quoted market prices are used to determine the fair value of the investments in mutual funds and TOTAL S.A. ADS. The common/collective trust fund is valued at fair value as determined by the issuer of the common/collective trust fund. As provided in the FSP, investment contracts are generally valued at contract value, rather than fair value to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Participant loans are valued at cost which approximates fair value. Securities transactions are recorded on the trade date. Interest is recorded as earned and dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) from mutual funds includes realized gains (losses) on the sale of investments, and unrealized appreciation (depreciation) in fair value of investments. Net appreciation in fair value of TOTAL S.A. ADS includes realized gains (losses) on the sale of TOTAL S.A. ADS and unrealized appreciation (depreciation) in fair value of TOTAL S.A. ADS.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

(e)	Payment of Benefits

Payments to participants are recorded as the benefits are paid.

(3)	Investments

The fair market values of individual assets that represent 5% or more of the Plan’s net assets at December 31, 2006 and 2005 are separately identified as follows:

2006:
	Fidelity International Discovery Fund	$4,633,354
	Fidelity Growth & Income Portfolio	8,354,427
	Fidelity Magellan Fund	4,819,468
	Fidelity Managed Income Portfolio ($11,177,917 contract value)	11,066,689
	Fidelity Retirement Money Market Portfolio	4,875,068
	Spartan U.S. Equity Index Fund	4,002,117
	TOTAL S.A. American Depositary Shares	8,848,920

2005:
	Calamos Growth Fund	$3,293,992
	Fidelity International Discovery Fund	3,674,747
	Fidelity Growth & Income Portfolio	9,566,203
	Fidelity Magellan Fund	5,081,335
	Fidelity Managed Income Portfolio ($14,094,254 contract value)	13,936,043
	Fidelity Retirement Money Market Portfolio	4,055,797
	Spartan U.S. Equity Index Fund	4,738,217
	TOTAL S.A. American Depositary Shares	11,127,963

(4)	TOTAL S.A. American Depositary Shares

Each participant is entitled to exercise voting rights attributable to the TOTAL S.A. ADS allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If the participant does not direct the Trustee as to the voting of the TOTAL S.A. ADS, the Trustee will vote the TOTAL S.A. ADS in the same proportion as the votes received by the Trustee.

Pursuant to the proposal approved at the TOTAL S.A. Annual Meeting of May 12, 2006, and effective May 17, 2006, TOTAL S.A. ADS split 2-for-1.

Also approved at the TOTAL S.A. Annual Meeting was the spin-off of certain of the TOTAL S.A. chemical business segments by the distribution of Arkema S.A. American Depositary Shares (Arkema ADS) to holders of Total S.A. ADS. This distribution provides each holder of twenty (20) TOTAL S.A. ADS held on May 17, 2006, including the Plan, one (1) Arkema ADS. The Arkema ADSs were methodically liquidated by the Plan and the cash proceeds were reinvested in to the TOTAL S.A. ADS investment option.

(5)	Concentration of Investments

The Plan’s investment in TOTAL S.A. ADS represents approximately 14.5% and 17.1% of total investments as of December 31, 2006 and 2005. TOTAL S.A. is an international integrated oil and gas and specialty chemical company which engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

(6)	Party-in-Interest Transactions

The Plan engages in investment transactions with funds managed by Fidelity, the Trustee, a party-in-interest with respect to the Plan. In addition, the Plan holds TOTAL S.A. ADS. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the Code.

(7)	Income Tax Status

The Plan obtained its latest determination letter on October 27, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the letter; however, the Plan Administrator believes that the Plan is designed and continues to operate in compliance with the applicable requirements of the Code. Therefore, the Plan Administrator believes that the Plan is qualified, and the related trust is tax-exempt as of December 31, 2006 and 2005. In January 2007, the Company filed a determination letter application with the Internal Revenue Service.

(8)	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31 2006
Net assets available per the statement of net assets available for benefits	$61,153,079
Less: Adjustment from fair value to contract value for fully benefit responsive investment contracts	(111,228)

Net assets available for benefits per the Form 5500	$61,041,851

The following is a reconciliation of investment income per the financial statements to the Form 5500:

Year ended December 31 2006
Total investment income per the statement of changes in net assets available for benefits	$6,422,695
Less: Adjustment from fair value to contract value for fully benefit responsive investment contracts	(111,228)

Total investment income per the Form 5500	$6,311,467

(9)	Risks and Uncertainties

The Plan provides for investments in mutual funds, a common/collective trust fund, and TOTAL S.A. ADS. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that significant changes in the values of investment securities will occur in the near term.

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issue	Description of investment	Current value
American Beacon Funds	American Beacon Large Cap Value Fund	$1,459,774
American Funds, Inc.	American Balanced Fund Class A	1,163,444
Baron Funds	Baron Growth Fund	1,143,015
Calamos Investments	Calamos Growth Fund	2,759,691
Fidelity Investments*	Fidelity Cash Reserves	1,118
Fidelity Investments*	Fidelity Freedom Income	18,293
Fidelity Investments*	Fidelity Freedom 2010 Fund	131,793
Fidelity Investments*	Fidelity Freedom 2015 Fund	919,470
Fidelity Investments*	Fidelity Freedom 2020 Fund	224,135
Fidelity Investments*	Fidelity Freedom 2025 Fund	48,116
Fidelity Investments*	Fidelity Freedom 2030 Fund	16,997
Fidelity Investments*	Fidelity Freedom 2035 Fund	80,890
Fidelity Investments*	Fidelity Freedom 2040 Fund	192,212
Fidelity Investments*	Fidelity Growth & Income Portfolio	8,354,427
Fidelity Investments*	Fidelity Institutional Short-Intermediate Government Fund	1,734,573
Fidelity Investments*	Fidelity International Discovery Fund	4,633,354
Fidelity Investments*	Fidelity Magellan Fund	4,819,468
Fidelity Investments*	Fidelity Managed Income Portfolio	11,066,689
Fidelity Investments*	Fidelity Retirement Money Market Portfolio	4,875,068
Fidelity Investments*	Spartan U.S. Equity Index Fund	4,002,117
Goldman Sachs Asset Management	Goldman Sachs Small Cap Value Fund	201,616
JPMorgan Asset Management	JPMorgan Mid Cap Value Fund	846,811
Lazard Retirement Series, Inc.	Lazard Emerging Markets Portfolio	1,805,644
Morgan Stanley	Morgan Stanley International Equity Portfolio	111,185
PIMCO Funds	PIMCO Total Return Fund	704,587
TOTAL S.A.*	TOTAL S.A. American Depositary Shares	8,848,920
Participant loans*	Interest rates ranging from 4.6% to 10.5%
	Maturity dates ranging from February 2007 to March 2024	747,917

		$60,911,324

*	Indicates a party in interest.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: June 27, 2007	TOTAL Finance USA, Inc. Employee Savings Plan

	By:	/s/ John Powell
John Powell, Plan Administrator and Administrative Committee Member

INDEX TO EXHIBIT

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm